

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 7, 2016

Tracy A. Kern
Chief Financial Officer
Interlink Electronics, Inc.
31248 Oak Crest Drive
Westlake Village, CA 91361

> **Re:** **Interlink Electronics, Inc.**
> **Form 10-12B**
> **Filed December 14, 2015**
> **File No. 001-37659**

Dear Ms. Kern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business, page 5

General

1.   You state that you are subject to environmental laws and import and export regulations in the Risk Factors section on pages 13 and 18, respectively. To the extent material to an understanding of your business, please revise your Business section to include disclosure pertaining to the effects of laws and regulations on your business, including costs of compliance with environmental laws. Refer to Items 101(h)(4)(ix) and (xi) of Regulation S-K.

Intellectual Property, page 8

2.   We note the significance of your patents. Please revise to disclose the duration of any material patents or group of patents in accordance with Item 101(h)(4)(vii) of Regulation S-K.

Our Customers, page 9

3.   We note your disclosures here and on pages F-12 and F-37 that three customers each represented at least 10% of your revenues for each of fiscal 2013, fiscal 2014, and the nine months ended September 30, 2015. If you have contracts with any of these customers, please tell us what consideration you gave to filing such contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determined that your business is not substantially dependent on any such contract, please explain how you arrived at that conclusion. We note in this regard your disclosure on page 13 that your customers "generally" do not provide you with firm, long-term volume purchase commitments, opting instead to issue purchase orders.

Manufacturing Operations, page 9

4.   You state that you depend on a single supplier for certain raw materials. To the extent material to the company, please disclose the name of this supplier in accordance with Item 101(h)(4)(v) of Regulation S-K. Please also tell us what consideration you gave to filing any contract with a sole supplier as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determined that your business is not substantially dependent on the contract, please explain how you arrived at that conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Nine Months Ended September 30, 2015 and 2014, page 22

5.   You disclose that you anticipate engineering, research and development costs to equal or exceed the costs of prior years in the second paragraph on page 23. To the extent that you anticipate such costs to increase substantially in future periods, please revise your disclosure accordingly. In this regard, we note your disclosures on pages 10 and 19 indicating an intention to substantially grow your research and development center in Singapore over the next five years, including an expansion of headcount by approximately 20 percent per year.

Financial Statements and Exhibits, page 41

6.   You state on page F-24 that you are currently analyzing whether a change of control occurred in the year ended December 31, 2012, that negatively impacts your gross deferred tax assets. Please tell us what event is the basis for this analysis and when you expect to determine its tax impact, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: John McIlvery
        Stubbs Alderton & Markiles, LLP